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                                                                    EXHIBIT 16.1
                        [LETTERHEAD OF ARTHUR ANDERSEN]



July 1, 1997

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549



Gentlemen:

We have read the letter sent to us by Helisys, Inc. (the Company) dated
June 19, 1997 informing us that we were disengaged as the Company's independent public accountant. We have also read Item 4 included in the Form 8-K dated
June 24, 1997 filed with the Securities and Exchange Commission. We agree with the statements concerning our firm in such Form 8-K except that we believe there have been disagreements on accounting matters with respect to revenue recognition which should be disclosed under Regulation S-B item 304.

During the years ended July 31, 1995 and 1996, the Company had recorded revenue on transactions based on date shipped without consideration to other factors specific to certain of those transactions. We had numerous discussions with management and the Audit Committee regarding revenue recognition, under generally accepted accounting principles, as it relates to transactions which include acceptance criteria, deposits, payments tied to sale to end user and other miscellaneous terms. While the Company indicated that they did not agree with our position, they ultimately did report revenues for each of the years to our satisfaction.

We also would like to remind you that any decision to give this letter to others, including the SEC, is the responsibility of Helisys, Inc.



Very truly yours,


/s/ ARTHUR ANDERSEN LLP
ARTHUR ANDERSEN LLP